Atossa Genetics Inc.

4105 E. Madison Ave., Suite 320

Seattle, WA 98112

April 16, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:	Amanda Ravitz, Assistant Director
Jay Mumford
Daniel Morris

VIA Edgar

Re: Atossa Genetics Inc.
Registration Statement on Form S-1
Amendment No. 1 Filed February 6, 2013
File No. 333-186248

Ladies and Gentlemen,

This letter is in response to the letter from Ms. Amanda Ravitz dated February 21, 2013 regarding the above referenced Amendment No. 1 to the Registration Statement for Atossa Genetics Inc. Today we are filing with the Securities and Exchange Commission Amendment No. 2 to the Registration Statement to address the Staff’s comments set forth in the Staff’s February 21 comment letter, as summarized below.

Our Business, page 1

1.	On page 44, you state that to “fund [y]our operations for at least the next 12 months under [y]our current business plan [you] estimate that [you] would need between $4 million and $6 million of additional capital.” You also state that you “expect that the proceeds [you] received from [y]our initial public offering, together with [y]our existing resources as of the date of this prospectus, to be sufficient to fund [y]our planned operations for at least the next 6 months.” Please revise the fourth paragraph under Our Business on page 1 of the summary to include this information.

A fifth paragraph under Our Business on page 1 of the summary has been added to include disclosure about anticipated funding requirements.

Risk Factors, page 12

2.	We note your second and third risk factors of the Risk Factors section beginning on page 12. Please add a new risk factor addressing your anticipated liquidity issues in the next 6 to 12 months. In this regard, we note your disclosure on page 44.

We have added a new third risk factor addressing our anticipated liquidity issues. We have also included in Amendment No. 2 the Management Discussion and Analysis for the year ended December 31, 2012, including a “Funding Requirement” section which is consistent with the new risk factor.

Best regards,

/s/ Kyle Guse

Chief Financial Officer and General Counsel

cc:	Dr. Steven C. Quay, M.D., Ph.D., Chief Executive Officer
Lisa Kahle, Esq., Ropes & Gray LLP